UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

QUETZAL CAPITAL 1, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)
N/A
(CUSIP Number)

Tony N. Frudakis
900 Cocoanut Avenue
Sarasota, FL 34231
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2005
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-i-

CUSIP No. N/A
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tony N. Frudakis
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________
3. SEC Use Only
________________________________________________________________________________
4. Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
6. Citizenship or Place of Organization: USA
________________________________________________________________________________

7. Number of Shares Beneficially Owned: 5,000,000

8. Sole Voting Power: 5,000,000

9. Sole Dispositive Power: 5,000,000

10. Shared Dispositive Power: N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 100%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): IN
________________________________________________________________________________

The reporting person identified on pages 2 through 7 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Quetzal Capital 1, Inc., a Florida corporation (the "Issuer"). As of December 19, 2005, the Issuer's principal executive office was located at 2435 E. Coast Hwy., Corona del Mar, California 92625.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Tony N. Frudakis (the "Reporting Person"), as beneficial owner of the common stock of Quetzal Capital Funding 1, Inc. Quetzal Capital Funding 1, Inc. is the sole shareholder of the Issuer, and Mr. Frudakis is the sole shareholder, officer, and director of Quetzal Capital Funding 1, Inc. Hereafter, Quetzal Capital Funding 1, Inc. is referred to as the “Shareholder.”

Mr. Frudakis is primarily employed as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236. Mr. Frudakis is a U.S. citizen.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 19, 2005 the Shareholder purchased a total of 5,000,000 shares of common stock of the Issuer from shareholder Talles Family Holdings, a Florida general partnership, in exchange for $27,500 in cash (the “Stock Purchase”). The Talles Family Holdings partnership was the sole shareholder of the Issuer, and after the Stock Purchase and sale transaction the Shareholder became the sole shareholder of the Issuer. The stock purchase agreement is attached to this Schedule 13D.

The source of the cash for the Stock Purchase was a loan from Coast To Coast Equity Group, Inc., a Florida corporation. Coast To Coast Equity Group, Inc. is equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis. Coast To Coast Equity Group, Inc. is not an affiliate of the Shareholder, but Tony D. Frudakis is a shareholder of both companies.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the Stock Purchase is to provide the Shareholder with control of the Issuer. The Shareholder acquired the Issuer with the intent to merge it with a private company if it succeeds in locating a suitable opportunity. There were no certain merger opportunities known to the Reporting Person or the Shareholder as of the date of the Stock Purchase.

Subsequently, on July 6, 2006, the Shareholder succeeded in merging the Issuer with a private company. The details of this transaction are disclosed in a Form 8-K filed on July 11, 2006 under the name “Valley Forge Composite Technologies, Inc.” in connection with the current transaction. On July 6, 2006, the Issuer, Quetzal Capital 1, Inc., changed its name to Valley Forge Composite Technologies, Inc., a Florida corporation, and filed the Form 8-K under its new name.

Ownership of the Shareholder also changed on July 6, 2006, in that Mr. Frudakis, George Frudakis, and Charles J. Scimeca each became one-third shareholders of the Shareholder. Accordingly, Tony N. Frudakis ceased to be a control person of the Shareholder on July 6, 2006.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 19, 2005, the Issuer had 5,000,000 shares outstanding. The Shareholder directly, and the Reporting Person indirectly, owned 100% of the outstanding shares. Mr. Tony Frudakis was the 100% beneficial owner of all of the shares of the Issuer.

(b) As of December 19, 2006, Tony N. Frudakis was the sole director, officer, and shareholder of the Shareholder. Mr. Frudakis had 100% control of the Shareholder and 100% ability to vote the shares of the Issuer.

(c) There were no transactions in the securities of the Issuer between December 19, 2005 and July 6, 2006. On July 6, 2006, a share exchange transaction with the shareholders of Valley Forge Composite Technologies, Inc. occurred, which resulted in a change of control. Incorporated by reference is the Form 8-K filed by the Issuer on July 11, 2006 to report that transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 6, 2006, the sole shareholder of the Reporting Person entered into an agreement with Charles J. Scimeca and George Frudakis whereby the share ownership of the Reporting Person was split equally with each taking one-third. The result for the Issuer is that each of the shareholders of the Shareholder became beneficial owners of 1,666,666.6 shares of the Issuer with Mr. Tony N. Frudakis’ beneficial ownership of the Issuer being reduced from 5,000,000 shares to 1,666,666.6 shares.

On July 6, 2006, the Reporting Person, as a shareholder of the Shareholder, entered into a registration rights agreement with the Issuer in connection with the change of control transaction with the shareholders of Valley Forge Composite Technologies, Inc. Also, the Reporting Person, as a shareholder of Coast To Coast Equity Group, Inc., entered into a Consulting Agreement and a Warrant Agreement with the Issuer. These transactions are disclosed on the Form 8-K filed by the Issuer on July 11, 2006 and are incorporated in this Schedule 13D by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Stock Purchase Agreement, dated December 19, 2005
Exhibit 2. Form 8-K filed July 11, 2006 by Valley Forge Composite Technologies, Inc. (1)

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2006

By: /s/ Tony N. Frudakis
Tony N. Frudakis
President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).